sappi	Sappi Limited
June 10, 2010	Corporate Accounting (Reg. no. 1936/008963/06) PO Box 31560 2017 Braamfontein South Africa Tel +27 (0)11 407 8111 Fax +27 (0)11 403 8854

Mr. Damon Colbert
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Dear Mr. Colbert

Form 20-F, Filed December 11, 2009
File No. 001-14872
Response to the Securities and Exchange Commission letter dated June 1, 2010

We, Sappi Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), have set forth below the Company’s responses to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its letter dated June 1, 2010, with respect to the Company’s Form 20-F Filed on December 11, 2009.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the SEC staff comment letter.

SEC Staff Comments

Part III
Item 19.  Exhibits

We note your response to comment two in the letter dated March 15, 2010 and we re-issue that comment.  We note that you failed to include attachments, exhibits, or schedules to some of your filed exhibits.  Please file a complete copy of Exhibit 4.10, Exhibit 4.12, Exhibit 4.13, Exhibit 4.16 and Exhibit 4.18 with your next Exchange Act report.  Regarding Exhibit 4.15, please confirm the company’s agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request.

Directors: Dr D C Cronjé (Chairman), Messrs R J Boëttger (Chief Executive Officer), J E Healey (USA), NP Mageza, H C Mamsch (Germany),
J D McKenzie and M R Thompson, Drs D Konar and R Thummer (Austria), Mses K R Osar (USA) and B Radebe, Prof M Feldberg (USA),
Sir A N R Rudd (UK)
Secretaries Sappi Management Services (Pty) Ltd (Reg No 1989/001134/07)

Company’s Response to above Comment

We confirm that we will file as soon as practicable a complete copy of Exhibit 4.10, Exhibit 4.12, Exhibit 4.13, Exhibit 4.16 and Exhibit 4.18 under cover of a Form 6-K, which will be incorporated by reference into our next Form 20-F.

Sappi Limited agrees to furnish supplementally a copy of any omitted Schedules of Exhibit 4.15 to the United States Securities and Exchange Commission upon request.

If you would like to discuss the above Company’s responses to the comments, please contact the undersigned.

In addition to addressing the above SEC staff comments, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F.  We further acknowledge that, despite SEC staff comments and the Company’s changes to disclosure in response to such comments, the SEC retains the right to take action on the filings, and the staff’s position is that comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the United States federal securities laws.

Yours faithfully,

By:  /s/ L Newman

Mr. Laurence Newman
Group Financial Controller
Sappi Limited

Direct telephone number + 27 11 407 8079,  direct fax number + 27 11 403 8854

Copy to:

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Mr. Roeloff Boëttger
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001

Republic of South Africa

Mr. Mark Thompson
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg
2001
Republic of South Africa

Mr, George Stephanakis
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London
EC2Y 9HR
United Kingdom

Mr. Michael Comber
Deloitte & Touche
Private Bag X6
Gallo Manor
2052
Republic of South Africa